

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

<u>Via Facsimile</u>
Mr. Ram Mukunda
Chief Executive Officer and President
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

> **Re:** **India Globalization Capital, Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed April 27, 2012**
> **File No. 333-179902**

Dear Mr. Mukunda:

We reviewed the filing and have the comments below.

General

1. You state that you are registering the issuance of 858,610 shares of common stock underlying warrants that were previously registered and issued in 2010. Because those warrants were immediately exercisable, the common shares underlying those warrants were deemed to have been registered. Similarly, the 2009 warrants appear to have been immediately exercisable upon issuance. Therefore, we are unsure why you are now seeking to register the offer of those common shares. Please see Question 103.04 of the Division's Securities Act Sections Compliance and Disclosure Interpretations found on our website.

2. It appears from the original prospectus that the IPO warrants expired five years from the date of registration statement 333-124942, which was 2011. We note the disclosure on page 8 of this prospectus. Please advise.

Table of Contents

3. Please include the selling shareholder section in the table of contents.

<u>Selling Shareholders, page 25; Security Ownership of Certain Beneficial Owners and Management, page 57</u>

4. We note the revised disclosure in footnote (6) to the table on page 26 in response to prior comment 8 that Mr. Dayong Chang's ownership was effectively reduced to 2,000,000 shares and the revised disclosure in footnote (6) to the table on page 58 in response to prior comment 8 that Mr. Danny Qing Chang's ownership was effectively reduced to 2,000,000 shares. We assume that footnote (6) to the table on page 26 should refer to Mr. Danny Chang rather than Mr. Dayong Chang. Please revise or advise.

5. Please clarify that you are not attempting to register the resale of shares to be issued to the selling shareholders as a contingent payment.

<u>Recent Sales of Unregistered Securities, page II-5</u>

6. For the 4,377,702 shares of common stock issued to pay off a loan on April 6, 2012, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed. Further, state briefly the facts relied upon to make the exemption available. <u>See</u> Item 701(d) of Regulation S-K.

<u>Exhibit 5.1</u>

7. We note the statement "The opinions expressed in this letter are solely for the use of the addressee of this letter, and any other person may not rely on these opinions without our prior written approval." Since investors are entitled to rely upon the opinions, please delete the statement. For guidance you may wish to refer to Section B.3.d. of our October 14, 2011 Staff Legal Bulletin No. 19 (CF) which is available on the Commission's website at http://www.sec.gov.

<u>Closing</u>

You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 with any questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
        Scott D. Museles, Esq.
        Debbie A. Klis, Esq.
        Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
        12505 Park Potomac Avenue, Suite 600
        Potomac, MD 20854